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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 8-A

              For Registration of Certain Classes of Securities
                  Pursuant to Section 12(b) or 12(g) of the
                       Securities Exchange Act of 1934


                       GARDNER DENVER MACHINERY INC.
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          (Exact Name of Registrant as Specified in its Charter)

                Delaware                                       76-0419383
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(State of Incorporation or Organization)                    (IRS Employer
                                                         Identification No.)


        1800 Gardner Expressway              Quincy, Illinois       62301
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(Address of Principal Executive offices)                         (ZIP Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. / /

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                   Name of Each Exchange on Which
      to be so Registered                   Each Class is to be Registered
      -------------------                   ------------------------------

  Common Stock, $0.01 Par Value                 New York Stock Exchange
------------------------------------        -------------------------------


     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)


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Item 1.     Description of Registrant's Securities to be Registered
            -------------------------------------------------------

            Common Stock, $1 Par Value
            --------------------------

            The capital stock of Gardner Denver Machinery Inc. (the "Company") to be registered on The New York Stock Exchange, Inc. (the "Exchange"), is the Company's Common Stock with a par value of $0.01 per share. Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders. The Common Stock does not have cumulative voting rights. Subject to the prior rights of holders of Preferred Stock, if any, holders of Common Stock will be entitled to receive such dividends as may be lawfully declared by the Company's Board of Directors (the "Board"). The Common Stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions or liability to further calls or to assessments by the Company. Additional shares of Common Stock may be issued without stockholder approval, other than such approval as may be required by the Exchange.

            Certain provisions of the Company's Certificate of Incorporation, Bylaws, and provisions of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.
Such provisions, which are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate with the Company, could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts.

            These provisions provide (i) for a classified Board; (ii) that vacancies on the Board may only be filled by the Board, subject to the rights of holders of preferred stock; (iii) that directors may be removed only for cause; (iv) that special meetings of stockholders can be called only pursuant to a resolution adopted by a majority of the entire Board or by holders of a majority of the shares entitled to vote; (v) that no action may be taken by written consent in lieu of a meeting of stockholders; (vi) that advance notice be delivered to the Company of any business to be brought before an annual meeting of stockholders; and (vii) for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. The provisions of the Company's Certificate of Incorporation which prohibit stockholder action by written consent and provide that directors may only be removed for cause may only be amended by the
affirmative vote of at least 80% of the shares entitled to vote.   The
provisions of the Bylaws concerning special meetings of stockholders, the number, election and term of the Board and the amendment of the Bylaws may also only be amended by the affirmative vote of at least 80% of the shares entitled to vote.

            Additionally, the Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of preferred stock also could adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock.

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            As a Delaware corporation, the Company is subject to provisions of Delaware General Corporation Law which prohibit a publicly held Delaware corporation from engaging in a business combination (i.e. mergers, asset sales and other transactions resulting in a financial benefit to an interested party) with an interested stockholder (i.e. a person who owns 15% or more of the Company's outstanding voting stock) for a period of three years after the transaction date in which the person became an interested stockholder unless (i) the business combination or transaction is approved by the Board; (ii) the interested stockholder owns at least 85% of the outstanding voting stock upon the consumption of the transaction; or (iii) the business combination is approved by the Board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested party.

Item 2.     Exhibits
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            1.  All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.





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                                    SIGNATURES


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                             GARDNER DENVER MACHINERY INC.



Date: July 25, 1997          By:               /s/Ross J. Centanni
                                 ----------------------------------------------
                                 Name:  Ross J. Centanni
                                 Title: President and Chief Executive Officer




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
                        EXHIBIT INDEX


Exhibit     Description
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
   1        All exhibits required by Instruction II to Item 2 will be
            supplied to the New York Stock Exchange.